Filed by Fiserv, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Data Corporation

Commission File No. 001-11073

Company Name:	Fiserv, Inc. (FISV)

Event:	Evercore ISI Industrials/Housing/Airlines Conference and Evercore ISI Payments Conference

Date:	March 7, 2019

David Togut, Analyst, Evercore ISI

Welcome to Evercore ISI’s Third Annual Payments and FinTech Innovators Forum. I’m David Togut, I research the payments processors and IT services industry for Evercore ISI. Full disclosure, I am restricted on Fiserv and First Data given Evercore’s role in the transaction. So I am limited this morning in terms of what I can discuss specific to the deal.

With that covered, I’m really delighted to introduce Jeff Yabuki, Chief Executive Officer of Fiserv. We also have with us in the audience Bob Hau, Chief Financial Officer; and Tiffany Willis, Head of Investor Relations. So welcome, thanks so much for being with us here today.

So Jeff, Fiserv closed 2018 on a strong note, we saw a pretty powerful acceleration in organic revenue growth both for the fourth quarter and for 2018, up 80 basis points year-over-year to 4.5%, and you’ve outlooked 2019 to 4.5% to 5% organic revenue growth with adjusted EPS growth of 10% to 14% excluding First Data, of course. Can you walk us through the biggest drivers that you see of accelerating organic revenue growth this year?

Jeffery W. Yabuki, President, Chief Executive Officer and Director

Sure, sure, and thanks for having us. We’re glad to be here. So we do feel good about the acceleration last year. Our goal is to average 50 to 100 basis points of increase each year over time. And so that was a nice step forward. So I would say the acceleration is going to be a combination of the continuation of the beauty of our model is highly recurring revenue. We finished the sales year very strong. Some of the acquisitions that we have done around Dovetail and now the Elan acquisition, those will become organic or they are organic. Coming into this year, we announced in our fourth quarter earnings a number of wins out of Dovetail.

We’re seeing a lot of really great momentum. A lot of the discussion in the industry right now is around the kind of the consumer facing or the front facing applications and payments, Zelle, which I’ll get to in a moment. But in order to do the things that are necessary over time and payments, and where payments meets digital, banks and financial institutions are going to have to reengineer their back office. And so we’re seeing a lot of consideration starting to turn into transactions, and then eventually revenue as it relates to this reengineering of payments or the re-innovation of payments.

So that’s another of the items, we see Zelle to be a really important driver, not just in 2019, but really accelerating over the next five years to seven years as Zelle continues to get momentum, you know well, how the data looks coming out of the largest banks. We believe that we’re the primary enabler of Zelle across the rest of the ecosystem. We also know that in the smaller institutions, they tend to lag, but the demand for Zelle is quite high.

And part of it is the banks are coming together on something that’s unique and interesting, whether it’s – whether it is fighting Venmo or Square Cash or others, but we see that to be a driver. And then probably the third driver, solution driver, and then I’ll talk about a couple of systemics that are important just around digital, right. Every single institution in the world is thinking about their digital experience. The thing that that is most unique about digital is it never stops. And what I mean by that is, there is a constant reengineering, updating, renewals, refresh, whatever phrase you want to use around bringing your digital experiences up.

And it’s – we often spend our time talking about consumer. It’s just as important in commercial, right. And so we’re still, I believe in the very early innings of what that transformation will be for long-term growth for Fiserv and critically important as institutions look to compete with the larger – the larger banks in the U.S.

And then I would think the other element I am pretty enthusiastic about, although the majority of this will not impact us until 2020 is we’ve got a number of solutions that I’m excited about around that help institutions gather deposits, right. If you’re out talking to FIs, you know the deposits are job one. And so the war on deposits requires different approaches and we’ve got a number of solutions that we’re looking to put together into an idea of deposit advantage, how do we help banks gather what they need to put money to work. So those are some of the areas in which we’re excited about.

David Togut, Analyst, Evercore ISI

Understood. So you closed 2018 on a strong note. You had a 31% growth in new sales in the fourth quarter. And you indicated that you’ve also seen 20% increase in your new business pipeline at year end 2018. If you were to pick out, let’s say three or four of the biggest drivers of that step up in bookings and pipeline, what would those be?

Jeffery W. Yabuki, President, Chief Executive Officer and Director

So some of the things that we’ve just talked about, I won’t reiterate that, but we also, one of the strategies that we’re focused on is, so we’ve got four corners of our strategy. We’ve got payments, digital, account processing, which is a large bundled proposition, like New York Community, which we announced in the fourth quarter. And then the last one is around our cross biller, we call it Biller Solutions, but across biller.

And some of the areas in which we’re getting a lot of traction is going out to billers, providing them not just on demand payments, but also how can we help paper suppression. What are the other ways in which we can help lower costs for billers around serving clients in this digital world? And we’ve gotten some good traction there, had some good wins in Q4 and expect to see a fair amount of progress on that front in 2019. So that – sorry, in 2019 sales expect that to come together.

David Togut, Analyst, Evercore ISI

Thank you. And that really segues into my next question, which is traditionally, Fiserv, along with your main competitor have led the credit union and community bancorp processing market. And historically in our surveys, we see those being institutions with less than $5 billion in assets traditionally, and some actually much smaller. But your recent competitive takeaway of New York Community Bancorp with over $50 billion in assets, seems to signal a more aggressive move up market. First of all, is that hypothesis correct? And if so, how big is the opportunity for Fiserv to move into regional banks with core processing and payments?

Jeffery W. Yabuki, President, Chief Executive Officer and Director

Sure. That was a pretty good segue. So we have historically on the core processing side, to your point, have been a little bit more focused on the less than $5 billion, which is where the mass of the market actually is. And one of the most positive surprises that we had after buying open solutions and getting the DNA platform is realizing that it is actually the only modern technology U.S. based platform. And if you’re a larger institution and you’re fighting to win in the digital enabled world, you need modern technology.

And so we have been fighting in that space, we have actually done quite well, really punched above our weight in RFPs over the last couple of years and we were very excited to see New York Community Bank, pick what we believe is the best solution in the market. And so from that perspective, I don’t know that I can say that precedentially that means, we’re going to win a lot more banks, but we do believe having a referenceable client with over $50 billion of assets, who took another 40 solutions on top of that. We think that that’s going to be a good proof point of where we can play. And the flexibility and the openness of that technology as banks look to change their strategies over the next 10, 15 years.

I mean, the best part about a core decision, as you know, is it’s not a two or three year decision. It’s a decade decision or more. So if you’re going to change out your technology today, wouldn’t you want a technology that’s going to be a high flyer over the next 10 years and DNA really does fit into that place in the market.

David Togut, Analyst, Evercore ISI

Sure. In Evercore ISI’s 2019 Banktech outlook report, we surveyed 70 bank and credit union CEOs, CTOs and CFOs. They’re planning to accelerate their IT budget growth this year to 4.8% from 4.5% last year. And I just to call it out, you are first I think to really call out this pickup in bank IT spending, which you did on your fourth quarter 2017 call. So we definitely see that continuing.

So what we’re hearing from bank CxOs as their top three spending priorities. Number one, mobile and internet banking. Number two, security. And number three, payments. And I know you’ve touched on some of this in your earlier comments, but basing your current lineup of products and services where you see your biggest opportunity to gain market share in these three big customer spending buckets.

Jeffery W. Yabuki, President, Chief Executive Officer and Director

So we have an interesting lineup as a company, right? Given the payments assets that we have, the financial technology that we have and how they come together. It’s a little bit of a misnomer to think about those categories independently, right? So when you’re renewing your digital experience, you’re also going to renew your payments experience. When you’re renewing your payments experience, you’re likely going to renew your security risk and fraud. So it all goes together into this ecosystem. And we have strategically been building and aggregating assets that we think fit quite well into there.

I would say that the back office payments, if you would’ve asked me two years ago, when right before we bought Dovetail – my organization had to convince me and they did a good job of it, which proves I can change my mind – that there would actually be a renewal in the back office. We’re just starting to see that coming together, not at the top of the – not necessarily at the top of the food chain, but through the rest of the hierarchy of institutions.

So I would say that we’re going to see that and we’re going to see that in multiple ways. We’re going to see it happening where institutions decide they want to ride the TCH rail and that’ll be job one. Or they want to renew wires and that’ll be job one. But once you’ve got the first new payment rail in, you will continue to add them. So then you’ll have SWIFT and then you’ll have real time ACH and all of those other categories. And as you know, we also have the leading ACH technology PEP+ in the United States. And we think the Dovetail, PEP+ marriage is quite interesting.

So that entire area back office payments. I would throw out Zelle of course, as we’ve talked about just the whole area of digital. But the way to think about digital is not as much digital for digital sake. But digital and how it intersects with card, which is becoming increasingly important. The whole idea of top of wallet is going to matter a ton at the top of the digital wallet and then around deposit gathering, right? There are many, many institutions today in the U.S. who are starting quote “Internet banks” right? Mobile only banks fronts to gather deposits. And so those areas which require again, flexible technology, great account to account capability which we have, those kinds of things I think are going to continue to play.

And I would wrap it all by security, risk, fraud and cyber, right? Cyber is the other area that that there’s virtually no limit that can be spent. And so I think they’ll all come together well. And again, most of our client base will lag the larger ones. And so, we view it both as some current growth, but a lot of embedded growth.

David Togut, Analyst, Evercore ISI

In our survey, we’re seeing an uptick in pricing power for this year. Bank and credit union CxOs are saying, they expect prices to go up on average 1.2% versus 1% last year. And this might not include of course the impact of renewals. But what do you see from a pricing standpoint for five serve as you look out 12, 18 months, both in your FI and your payments business?

Jeffery W. Yabuki, President, Chief Executive Officer and Director

Yes. I don’t see any pricing power. Nothing has changed in the market. We continue to operate in a market that that has a price – CPI is one of the factors, which is I think why people are thinking pricings going to go up a little bit. So you have increases via CPI, you have compression in renewals and net-net, we continue to bear 100, 200 basis points of net impact per year.

David Togut, Analyst, Evercore ISI

And then segue obviously as operational effectiveness. Historically Fiserv had a new $250 million operational effectiveness target every five years.

Jeffery W. Yabuki, President, Chief Executive Officer and Director

We’re kind of boring that way, aren’t we Dave?

David Togut, Analyst, Evercore ISI

Well, boring in the sense that you tend to beat those targets. And I think you’ve indicated on the fourth quarter call that you’ll probably finish your $250 million cost takeout target a year early. So what are really the biggest drivers of your out performance and cost takeout? And what do you see as the biggest drivers of your outperformance in cost takeout? And what do you see as the biggest drivers going forward in terms of drivers of margin expansion for Fiserv?

Jeffery W. Yabuki, President, Chief Executive Officer and Director

Yes, great question. My CFO assures me, we will get through the program this year. Right, Bob?

Robert W. Hau, Chief Financial Officer and Treasurer

Yes, we will.

Jeffery W. Yabuki, President, Chief Executive Officer and Director

So I would say that, we continue to build a lot of muscle around globalization of our workforce. I’m very pleased with how we have figured out. We have added millions of development hours versus where we were even three to five years ago and done it in a very cost effective way. And so often companies will talk about this and it will be the equivalent of job reductions. In our case, the majority of it has been adding at a much lower average cost. And so one of the secrets that’s going on in our industry right now is it actually does cost more money to build these more modern technologies, agile work teams, et cetera. And so we’ve made a big commitment there and we continue to execute well on that.

The second area is we’ve gotten a bit of acceleration on our data center consolidation strategy. Although, again, I would say, we’re still in the early stages. And we have not moved – we have not made a giant move to cloud of which we didn’t anticipate we would in this segment. But Bob does believe we will make that move in the next segment, which I think will be an important driver there. And then the last area is really around reengineering and rethinking process. Ultimately, you have to have people, process and technology come together to be able to deliver for clients, which is obviously our number one objective. So it’s really those items combined.

David Togut, Analyst, Evercore ISI

Understood. And that’s actually a nice segue into my next question, which was about a year ago prior to former COO, Mark Ernst announcing his retirement, you highlighted his leadership in developing a new end-to-end customer service model, which would transform the way you serve your clients. What are the major elements of this new service model and are there any milestones we can use to track your progress?

Jeffery W. Yabuki, President, Chief Executive Officer and Director

Sure. So one of the intriguing aspects of this big bundled strategy is clients, when the more clients get from you, the more concentrated, consolidated, single points of service they’re looking for. And from our perspective, although we’ve done a lot to integrate the company over time, we still have a long way to go and especially, in terms of how we serve clients. And so we’ve created a programmatic way to bring our service management together to deal with issues as they arise around how we implement solutions. So really about targeting – not thinking about it as core and 42 solutions, but a solution from Fiserv. So that’s the way we now are looking to build service and deliver on behalf of Fiserv. Metrics would be difficult to look at beyond client satisfaction. And we’re seeing definitive increases in client satisfaction, which is what matters the most, right? What’s our level of referenceability, how the clients feel about the services that we’re delivering. And that’s especially crucial given the important role that we have to play moving forward on behalf of the smaller institutions.

David Togut, Analyst, Evercore ISI

Understood. Blockchain is a big focus of our forum today. Our keynote speaker, Gary Gensler from MIT Sloan is going to talk about blockchain. What investments are you making in blockchain technology today and do you expect it to impact the business meaningfully over the next few years?

Jeffery W. Yabuki, President, Chief Executive Officer and Director

So we’re big fans of blockchain. We’ve made a number of different investments in companies who are moving blockchain forward. We don’t have that expertise nor do we believe, when I say we don’t have the expertise, we don’t believe we should be out building that. We should leverage what others are doing and looking for ways to bring it in. We very clearly separate blockchain from crypto. Although, we thought what JPMorgan announced just recently was quite interesting. But blockchain is incredibly secure, the most secure technology we’ve seen. And for high value transactions, cross border, we do think it’s going to become quite important. We think the opportunities to use that technology to differentiate over a long period of time are there. We don’t see that being in the nearer term. We see it being a mid-to-long term impact for us as a company.

David Togut, Analyst, Evercore ISI

Got It. And then, what are the things we also see in our survey work is some – some gains by the kind of the pure plays in online and mobile banking technology. And I know you’ve got a strong suite here with Architect, but I’m just curious, how often you run into some of the pure plays in this area like a Q2. And then have you thought about possibly opening up your APIs a little bit more to let some of these pure plays connect into your core?

Jeffery W. Yabuki, President, Chief Executive Officer and Director

Sure, sure. I mean we – we run into to everybody all the time, right? As you know, David, the size of our business has us be in a place where clients get to make decisions. And if clients want to connect with someone other than us, we always connect, right. So we should be very clear. We don’t have a closed system. We have open API’s. All of the pure plays have clients in our ecosystem, right. So it is a matter of can – the problem, the pure plays tend to have and the reason why over time, no pure play has had durability, is that clients for the most part by multiple solutions.

And that’s why the industry has consolidated the way it has. That’s why I think you’ll continue to see that consolidation, and perhaps some of the pure plays now will do it differently and be able to choose to survive over time. But we’re seeing the ecosystem get broader but more integrated. Right. And so the importance of – especially when you’re talking about digital enabled services, integration is everything. And not just – not just API integration, but data level integration. The holy grail of financial technology is data, right? And so the ability to access and use the data, turn it into actionable insights and better serve customers is where the industry is going. And that’s going to require more integration, not less. And it’s one of the reasons why I like the position that we’re in. But we will always continue to partner with pure plays or whoever our clients want us to partner with.

David Togut, Analyst, Evercore ISI

Thanks for that. I’ll pause right now for a minute and take any questions from the audience. And just as a caveat, let me say that I’m restricted on First Data and Fiserv, but you should feel free to ask any questions that are top of mind for you. I think we have a mic around there. Any question?

Jeffery W. Yabuki, President, Chief Executive Officer and Director

Someone must have a question.

Q&A

David Togut: Question in the back.

Q: Thank you, Jeff. So with respect to the transaction, which components of the revenue synergies are you most excited about? And which do you think can come sooner rather than later after you close? Thank you.

A – Jeffery W. Yabuki: Well, I’m excited about all of them, because I’m excited about everything. I think the – we’ve indicated that we expected to be somewhere around a $100 million of revenue synergies in year one. We see a bunch of interesting opportunities as we think about Acela and STAR and some of the opportunities that exist in the respective card businesses.

We are incredibly excited about merchant and the ability to deliver merchant through our core processing platforms in a unique and data integrated way that enables banks to win in this war on deposits and banks being financial institutions of any kind and also to have the ability to create higher levels of fee revenue, which we know is equally important to financial institutions.

So, those are the areas that I’m most excited about, in the next most excited about, I think we’re going to be able to create some amazing opportunities around the data, to free it up in a way that’s going to allow institutions to better serve their customers. And again, I think that will be one of the areas in which we will create some – we will frontier some new ground on our own.

Q: Just in terms of closing the transaction, is there anything regulatory wise that you guys are keeping close eye on, the two debit networks? Any issues that you considered in the transaction and would be willing to sort of offload to get the deal done? Or is it – there is not enough overlap in any business lines?

A – Jeffery W. Yabuki: Well, we obviously wouldn’t have done the transaction if we thought it would have – if we thought we would end up having approval challenges. I think the biggest issue is trying to understand if the government is going to be open or not. I’m assuming that the government stays open; I think we’ll work the process. And I think we’ll end up getting our approvals and remember this transaction requires approvals, not just the United States, but around the world, where First Data does business, but we’re comfortable that, that this is a combination that makes sense from everyone’s perspective.

Q: Things you’ve said that there will be some significant reinvestments, whether funded from cost savings or elsewhere that will go into the combined business once the deal is closed. Can you just take us through, where you see opportunities to spend that money and what excites you about the potential for that?

A – Jeffery W. Yabuki: I’m sorry; you’re talking about the $500 million that we’ve talked about?

Q: Yes.

A – Jeffery W. Yabuki: Okay. I’m – given we only have about 10 minutes. I’ll try to – I can talk for about five hours on this topic. A couple of things are important. We know that a continuing investment in technologies as the world transforms is important. We do believe that the financial services world, the financial technology landscape, the payments landscape are going to continue to transform and we wanted to make a very, very clear statement to our clients – our respective clients and the market that our job was not about taking out costs, it was about investing in the future of financial technology and payments. And so that was the first thing.

The second thing is, we see opportunities to do more on the merchant side. Globally eCommerce is a very big, important focus point for us, and we think we’ll ramp up investment there. We see opportunities around data as I talked about a few minutes ago, the way that the rails are going to interact. So today again, we were talking about kind of the slower payments that are becoming faster payments and how does that all come together in the end technologies that we’re talking about.

We see important opportunities in the credit platform to do new and innovative things, especially around how cards become digital. I mean there is – there are many, many aspects there. I would also say that, that it’s early and we need to get in and understand where are the biggest opportunities to help transform the way our clients deliver for their customers, whether they’d be financial institutions or a merchant. So, we’re excited about all of that and think we’ll have plenty of ways to deploy that capital over the next five years.

Q: I think we’ve seen a lot of consolidation in the space over the past couple of years. I’m just curious kind of how you see the industry over the next five years or so. Is it still pretty fragmented where there could and should be a lot more consolidation?

A – Jeffery W. Yabuki: Yes. I mean, I would say it’s been consolidating for the last 35 years. I mean it’s just – it’s right, it’s the industry has consolidated right alongside the end market. And so, I think the end market is going to continue to consolidate and I think the industry – our industry will continue to consolidate and the other thing that’s unique in this industry is you have so many different smaller players coming up with unique and interesting technology. And so there are ways to get that into the mainstream through companies such as us and other of the peers. And so I think you’ll continue to see that.

Q: Hi Jeff. So, First Data has had a lot of a kind of larger merchant relationships that have a questionable profitability characteristics and the pricing competition continues to get worse in that space like, how do you view that portion of the business and what is your kind of strategy? Do you kind of – are you going to continue to be aggressive with price? How do you sort of think about the debate between defending profitability versus defending share?

A – Jeffery W. Yabuki: Yes. I mean I think profitability matters. I think differentiation matters. And in the absence of differentiation, you have less levers than if you had it. And so when you think about what are we trying to build, we’re trying to build an ecosystem that creates unique and differentiated value, and that’s going to be our focus. And so it wouldn’t be prudent to sit and talk about pricing or other things, number one, we don’t own the business. But number two, in our models, we’ve assumed that the business runs the way the business has run. We expect to be able to do more, and we do expect to build unique and differentiating technology solutions that will sustain over time.

Q: Could you just elaborate a little bit more on what those differentiated products you envision creating with First Data?

A – Jeffery W. Yabuki: Probably not. I always think it’s interesting to wonder how you’ll telegraph to the people that you’re going to compete with. But I would say that, that we think the world is becoming increasingly digital. We see that the unique ways in which the payment systems, think very broadly about the payment systems, how the payment systems are evolving and how data will intersect across all of their – each of those items. And then lastly, how think about machine learning, robotic technology and how that will come together along with artificial intelligence to again, make everything smarter. So I think about broad rails that are super smart.

Q: Maybe it’s a bit early, but just in terms of customer feedback on the deal, like what level of interaction you had with kind of some larger customers and what are their sort of initial gut reactions and what are their focal points around the combination?

A – Jeffery W. Yabuki: Sure. So again, it’s, it’s not too early for initial reactions. So I can share with you, from our perspective and again we are not a combined company. So First Data’s reactions are their reactions, but we certainly have shared insights. So our clients are quite excited about this. Our clients – actually had the reactions have been more positive than I would’ve anticipated in terms of the opportunities that our clients see for us to be able to do unique things with the assets that are going to be combined, so that’s number one.

Number two, in some cases there were financial concerns around First Data of which the combined company ameliorates that concern. So it would be number two. And then it ultimately boils down to what’s in it for me. Right, so from a customer perspective, sorry from a client perspective, what’s in it for me, what’s going to allow us to serve our customers better? And so that’s all been pretty positive and then there’s always the last thing on, please don’t get distracted and keep doing the things that you’re doing for us today.

But as I mentioned in our fourth quarter call it, it’s all been pretty positive. Now I guarantee you that there are some pockets of feedback that say, if I wanted to work with Fiserv, I would have been at Fiserv, right. And so you’ve got all those kinds of things, but on balance it’s been incredibly positive.

Q – David Togut: Are there any more questions? Let me shift for a minute to capital allocation, obviously this is exclusive of the First Data transaction. Can you talk about your capital allocation priorities for the year ahead? I know historically buy back has been your capital allocation benchmark.

A – Jeffery W. Yabuki: So buy backs will remain our capital allocation benchmark, so that has not changed. The only thing that has changed is given the debt that we are picking up in this transaction and our commitment to the agencies to make sure that we maintain our solid investment grade status. We will continue to find that balance between growing EBITDA, debt reduction to make sure that we’re meeting our commitments, but we do expect that we’ll be able to deploy capital in a manner that Fiserv shareholders are used to in the not too distant future and but again, philosophically, to your point, nothing has changed.

David Togut, Analyst, Evercore ISI

Understood. Well, Jeff thanks so much.

Jeffery W. Yabuki, President, Chief Executive Officer and Director

Yes. Thank you.

David Togut, Analyst, Evercore ISI

For being with us here today. Thanks as well to a Bob Hau, Chief Financial Officer, Tiffany Willis and thanks for all of your questions.

Jeffery W. Yabuki, President, Chief Executive Officer and Director

Thank you.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of January 16, 2019 (the “merger agreement”), by and among Fiserv, Inc. (“Fiserv”), 300 Holdings, Inc. (“Merger Sub”) and First Data Corporation (“First Data”). In connection with the proposed transaction contemplated by the Merger Agreement, Fiserv has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a joint proxy/consent solicitation statement of Fiserv and First Data that also constitutes a prospectus of Fiserv. This communication is not a substitute for the registration statement, the joint proxy/consent solicitation statement/prospectus or any other documents that will be made available to the shareholders of Fiserv and First Data, or any other documents that any party to the Merger Agreement, including Fiserv, First Data, or any of their respective affiliates, may file with the SEC or make available to their respective security holders.

SHAREHOLDERS OF FISERV AND FIRST DATA AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE JOINT PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

Shareholders are able to obtain copies of the registration statement, including the joint proxy/consent solicitation statement/prospectus, and any other documents that may be filed with the SEC (when available) free of charge from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Fiserv also can be obtained free of charge from Fiserv’s website at www.fiserv.com. Copies of documents filed with the SEC by First Data also can be obtained free of charge from First Data’s website at www.firstdata.com.

Participants in the Solicitation

Fiserv, First Data, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fiserv is set forth in the proxy statement relating to Fiserv’s 2018 annual meeting of shareholders filed with the SEC on April 10, 2018. Information about the directors and executive officers of First Data is set forth in the proxy statement relating to First Data’s 2018 annual meeting of stockholders filed with the SEC on March 29, 2018. Additional information regarding the interests of these participants is included in the joint proxy/consent solicitation statement/prospectus regarding the proposed transaction and will be included in other relevant materials to be filed with the SEC when they become available. Shareholders should read the joint proxy/consent solicitation statement/prospectus carefully before making any voting or investment decisions. Shareholders may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

The information disclosed in this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the ability of Fiserv to complete the proposed acquisition and related transactions and to achieve the synergies described herein. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “could,” “should” or words of similar meaning. Statements that describe Fiserv’s future plans, objectives or goals are also forward-looking statements.

Forward-looking statements are subject to assumptions, risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements.

The factors that could cause Fiserv’s actual results to differ materially include, among others: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the transaction within the expected time frames or at all and to successfully integrate the operations of First Data into those of Fiserv; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transaction; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against Fiserv, First Data and others related to the merger agreement; unforeseen risks relating to liabilities of Fiserv or First Data may exist; shareholder approval or other conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the amount of the costs, fees, expenses and charges related to the transaction, including the costs, fees, expenses and charges related to any financing arrangements entered into in connection with the transaction; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction. Fiserv and First Data are subject to, among other matters, changes in customer demand for their products and services; pricing and other actions by competitors; general changes in local, regional, national and international economic conditions and the impact they may have on Fiserv and First Data and their customers and Fiserv’s and First Data’s assessment of that impact; rapid technological developments and changes, and the ability of Fiserv’s and First Data’s technology to keep pace with a rapidly evolving marketplace; the impact of a security breach or operational failure on Fiserv’s and First Data’s business; the effect of proposed and enacted legislative and regulatory actions in the United States and internationally affecting the financial services industry as a whole and/or Fiserv and First Data and their subsidiaries individually or collectively; regulatory supervision and oversight, and Fiserv and First Data’s ability to comply with government regulations; the impact of Fiserv’s and First Data’s strategic initiatives; Fiserv’s and First Data’s ability to continue to introduce competitive new products and services on a timely, cost-effective basis; the ability to contain costs and expenses; the protection and validity of intellectual property rights; the outcome of pending and future litigation and governmental proceedings; acts of war and terrorism; and other factors included in “Risk Factors” in Fiserv’s and First Data’s respective filings with the SEC, including their respective Annual Reports on Form 10-K for the year ended December 31, 2018, and in other documents that the companies file with the SEC, which are available at http://www.sec.gov. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements. Fiserv assumes no obligation to update any forward-looking statements, which speak only as of the date of this presentation.